UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 25, 2018

(Date of earliest event reported)

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

65 Church Street, Second Floor

New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 8. Certain Unregistered Sales of Equity Securities.

On January 26, 2018, DatChat, Inc. (the “Company”), pursuant to a securities purchase agreement, issued (1) a convertible note in the principal amount of $300,000 (the “Convertible Note”) and (2) warrants to purchase 1,500,000 shares of the Company’s common stock at an exercise price of $0.20 per share (the “Warrants”), to an accredited investor for an initial purchase price of $250,000. The Convertible Note does not accrue interest, unless an event of default has occurred, and the initial conversion rate is $0.20 per share. The Convertible Note is initially convertible into 1,500,000 shares of common stock. The exercise price of the Warrants is subject to adjustment in the event of stock dividends, stock splits or similar events and in the event of certain dilutive issuances.

The issuance of these securities was deemed to be exempt from the registration requirements of the Securities Act of 1933, as amended by virtue of Section 4(a)(2) thereof, as a transaction by an issuer not involving a public offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018	DATCHAT, INC.

	By:	/s/ Darrin Myman
Chief Executive Officer, Chief Financial Officer, and Director